================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)(1)

                                  ------------

                               ITC DeltaCom, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  ------------

                                   45031T 10 4
                                 (CUSIP Number)

                                  ------------

Welsh, Carson, Anderson & Stowe VIII, L.P.,             William J. Hewitt, Esq.
      320 Park Avenue, Suite 2500                          Ropes & Gray LLP
       New York, New York 10022                          45 Rockefeller Plaza
     Attention: Jonathan M. Rather                     New York, New York 10111
           Tel. (212) 893-9500                           Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  ------------
                                 March 29, 2004
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]_______

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================

1)      Name of Reporting Person                Welsh, Carson, Anderson
        I.R.S. Identification                     & Stowe VIII, L.P.
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    Delaware
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including)
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       PN
        Person

1)      Name of Reporting Person                WCAS VIII Associates, LLC
        I.R.S. Identification.
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    Delaware
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       CO
        Person

1)      Name of Reporting Person                Welsh Capital Partners III, L.P.
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    Delaware
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       PN
        Person

1)      Name of Reporting Person                WCAS CP III Associates, L.L.C.
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    Delaware
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       CO
        Person

1)      Name of Reporting Person                Patrick J. Welsh
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Russell L. Carson
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Bruce K. Anderson
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Thomas E. McInerney
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Robert A. Minicucci
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Anthony J. deNicola
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Paul B. Queally
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Jonathan M. Rather
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                D. Scott Mackesy
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                John D. Clark
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                James R. Matthews
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

1)      Name of Reporting Person                Sanjay Swani
        I.R.S. Identification
        No. of Above Person
        (Entities Only)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box               (a) [X]
        if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)      Check if Disclosure of                  Not Applicable
        Legal Proceedings Is
        Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place                    United States
        of Organization
--------------------------------------------------------------------------------
Number of                                 7) Sole Voting                 -0-
Shares Beneficially                          Power
Owned by Each                            ---------------------------------------
Reporting Person                          8) Shared Voting    69,701,435
With                                         Power            shares of
                                                              Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
                                          9) Sole Dispositive -0-
                                             Power
                                         ---------------------------------------
                                         10) Shared           69,701,435
                                             Dispositive      shares of
                                             Power            Common Stock
                                                              (including shares
                                                              issuable upon
                                                              conversion of
                                                              preferred stock
                                                              and exercise of
                                                              warrants)
                                         ---------------------------------------
11)     Aggregate Amount Beneficially                  69,701,435 shares of
        Owned by Each Reporting Person                 Common Stock (including
                                                       shares issuable upon
                                                       conversion of preferred
                                                       stock and exercise of
                                                       warrants)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
--------------------------------------------------------------------------------
13)     Percent of Class                        84.6%
        Represented by
        Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting                       IN
        Person

                         Amendment No. 8 to Schedule 13D
                         -------------------------------

     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 1, 2002, Amendment No. 1 thereto filed on November 8, 2002, Amendment No. 2 thereto filed on December 18, 2002, Amendment No. 3 thereto filed on December 26, 2002, Amendment No. 4 thereto filed on July 7, 2003, Amendment No. 5 thereto filed on October 14, 2003, Amendment No. 6 thereto filed on September 29, 2004 and Amendment No. 7 thereto filed on November 18, 2004 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The Schedule 13D is hereby amended as follows:

ITEM 3.  Source and Amount of Funds and Other Consideration.

     Item 3 is hereby amended by adding the following thereto:

     On March 29, 2005, the Issuer, Interstate FibreNet, Inc. (a wholly owned subsidiary of the Issuer), certain other subsidiaries of the Issuer and certain of the Reporting Persons and certain other persons ("the Lenders") entered into a Credit Agreement (the "Credit Agreement"), pursuant to which the Lenders loaned $20,000,000 to the Issuer in exchange for 12% notes having a face value of $20,000,00 and 20,000,000 warrants (the "2005 Warrants") to purchase an equal number of shares of the Issuer's Common Stock, par value $0.01 per share. The 2005 Warrants are governed by a Warrant Agreement between the Issuer and Mellon Investor Services LLC (as Warrant Agent), dated as of March 29, 2005 (the "2005 Warrant Agreement"), and have an initial strike price of $0.60 per share, which is subject to adjustment under Section 7 of the 2005 Warrant Agreement upon the occurrence of certain events.

ITEM 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read in its entirety as follows:

     (a) The information below reflects only the direct beneficial ownership of each entity and person named below, and is based on a total of 96,004,792 shares of Common Stock outstanding, calculated based on 55,084,995 shares of Common Stock outstanding on March 17, 2005 as well as 18,184,439 shares of Common Stock issuable upon the conversion of the 8% Series B Convertible Redeemable Preferred Stock of the Issuer and 2,735,358 shares of Common Stock issuable upon the exercise of warrants previously held by the Reporting Persons as of March 17, 2005, as disclosed to the Reporting Persons in Section 4.01(bb) of the Credit Agreement, plus 20,000,000 shares of Common Stock issuable upon exercise of the warrants granted in the transaction described in Items 3 and 6. The total gives effect to the exercise of all warrants and conversion of all shares of Series B Preferred Stock held by each such entity and person.

   WCAS VIII and VIII Associates

     WCAS VIII owns 59,080,199 shares of Common Stock, or approximately 66.9% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

   WCAS CP III and CP III Associates

     WCAS CP III owns 8,177,175 shares of Common Stock, or approximately 13.3% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

   Managing Members of VIII Associates and CP III Associates

     (i) Patrick J. Welsh owns 525,928 of Common Stock, or approximately 0.9% of the Common Stock outstanding.

     (ii) Russell L. Carson owns 525,928 shares of Common Stock, or approximately 0.9% of the Common Stock outstanding.

     (iii) Bruce K. Anderson owns 525,928 shares of Common Stock, or approximately 0.9% of the Common Stock outstanding.

     (iv) Thomas E. McInerney owns 537,073 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding. This excludes an option to purchase 10,000 shares of Common Stock at an exercise price of $4.40 granted on October 28, 2003, 3,333 shares of which vested on October 28, 2004, with 3,333 shares to vest on October 28, 2005 and 3,334 shares to vest on October 28, 2006, and which expires on October 28, 2013.

     (v) Robert A. Minicucci owns 184,250 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

     (vi) Anthony J. de Nicola owns 64,142 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. This excludes an option to purchase 10,000 shares of Common Stock at an exercise price of $4.40 granted on October 28, 2003, 3,333 shares of which vested on October 28, 2004, with 3,333 shares to vest on October 28, 2005 and 3,334 shares to vest on October 28, 2006, and which expires on October 28, 2013.

     (vii) Paul B. Queally owns 37,661 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

     (viii) Jonathan M. Rather owns 12,877 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (ix) D. Scott Mackesy owns 7,529 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (x) Sanjay Swani owns 19,555 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. This excludes an option to purchase 10,000 shares of Common Stock at an exercise price of $4.40 granted on October 28, 2003, 3,333 shares of which vested on October 28, 2004, with 3,333 shares to vest on October 28, 2005 and 3,334 shares to vest on October 28, 2006, and which expires on October 28, 2013.

     (xi) John D. Clark owns no shares of Common Stock.

     (xii) James R. Matthews owns 3,188 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (b) The managing members of VIII Associates and CP III Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII and WCAS CP III, respectively. Each of the managing members of VIII Associates and CP III Associates disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or CP III Associates, in the securities owned by WCAS VIII and WCAS CP III.

     (c) In addition to the acquisition described in Item 3 above, additional shares of Series B Preferred Stock have been issued to the holders thereof as payment-in-kind dividends thereon on a quarterly basis beginning on January 1, 2004. The last such payment was made on March 31, 2005, and the next such payment will be made on June 30, 2005.

     (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS CP III.

     (e) Not applicable.

ITEM 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following thereto:

     On March 29, 2005, the Issuer entered into the following four agreements:

          1. Credit Agreement, dated as of March 29, 2005, among the Issuer, Interstate FibreNet, Inc. (a wholly owned subsidiary of the Issuer), certain other subsidiaries of the Issuer and certain of the Reporting Persons and others;

         2. Warrant Agreement, dated as of March 29, 2005, between the Issuer and Mellon Investor Services LLC, as Warrant Agent;

         3. Amendment No. 1, dated as of March 29, 2005, to the Warrant Agreement, dated as of October 6, 2003, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (the "Warrant Amendment Agreement"); and

         4. Amendment No. 1, dated as of March 29, 2005, to the Governance Agreement dated as of October 6, 2003, between the Issuer and WCAS Capital Partners III, L.P., Welsh, Carson, Anderson & Stowe, L.P. and certain other individuals and trusts.

     On March 29, 2005, the Issuer, Interstate FibreNet, Inc. (a wholly owned subsidiary of the Issuer), certain other subsidiaries of the Issuer and certain of the Reporting Persons entered into a Credit Agreement pursuant to which certain of the Reporting Persons loaned the Issuer $20,000,000 (the "Loan"). The Loan is subordinated, secured on a third-lien basis by substantially all of the assets of the Issuer and its subsidiaries, and bears interest at 12% per annum, which interest will be paid-in-kind until the repayment in full of all first and second lien debt. In connection with the Loan, the Issuer issued to certain of the Reporting Persons 20,000,000 warrants to purchase an equal same number of shares of the Issuer's Common Stock, par value $0.01 per share.

     The Issuer and Mellon Investor Services LLC, as Warrant Agent, entered into a Warrant Agreement, dated as of March 29, 2005 (the "2005 Warrant Agreement"), which governs the 2005 Warrants. The warrants entitle the holder to purchase shares of Common Stock, on a fully paid and non-assessable basis, at an initial strike price of $0.60 per share (subject to adjustment pursuant to Section 7 of the 2005 Warrant Agreement upon the occurrence of certain events). The rights granted by the 2005 Warrants may be exercised at any time during the period commencing on the 21st calendar day following the date on which the Company sends to its stockholders the information statement required pursuant to Regulation 14C under Exchange Act, and ending immediately prior to 5:00 p.m., New York City time, on March 29, 2015.

     The Issuer and Mellon Investor Services LLC, as Warrant Agent, entered into a Warrant Agreement dated October 6, 2003 (the "2003 Warrant Agreement"), previously filed as Exhibit 99.4 to the Issuer's Form 8-K/A filed on July 3, 2003. Amongst other things, this Agreement provided in Section 7 for an adjustment of the exercise price of the warrants granted thereunder if the Issuer issued or was deemed to issue any shares of Common Stock for no consideration or for consideration per share less than the exercise price of the warrants granted under the 2003 Warrant Agreement in effect on the date of issuance or sale (or deemed issuance or sale) of such Common Stock. In connection with the $20,000,000 loan and the issuance of the 2005 Warrants pursuant to the Credit Agreement, the parties to the 2003 Warrant Agreement agreed to amend Section 7 of the 2003 Warrant Agreement so that the issuance, sale, exercise or other retirement of warrants issued under the 2005 Warrant Agreement would not result in an adjustment of the exercise price of warrants issued under the 2003 Warrant Agreement.

     The Issuer and WCAS Capital Partners III, L.P., Welsh, Carson, Anderson & Stowe, L.P. and certain other individuals and trusts entered into a Governance Agreement dated as of October 6, 2003 (the "Governance Agreement"), previously filed as Exhibit 99.1 to the Issuer's Form 8-K/A filed on July 3, 2003. The Governance Agreement set forth certain provisions relating to the Issuer's corporate governance and the acquisition and disposition of securities by Welsh, Carson, Anderson & Stowe funds and certain related persons and entities ("WCAS Holders"). Amongst other things, this Agreement imposed limits on the aggregate ownership of Common Stock by WCAS Holders. The Issuer and Welsh, Carson, Anderson & Stowe funds and certain related persons and entities entered into Amendment No. 1 to the Governance Agreement, dated as of March 29, 2005 (the "Governance

Agreement Amendment"), in order to amend the term "Initial Ownership Percentage" to reflect the acquisition of the 2005 Warrants by the WCAS Holders and to treat the 2005 Warrants as registrable securities under the registration rights provisions thereof.

ITEM 7.  Materials to be Filed as Exhibits.

Exhibit A - Credit Agreement

Exhibit B - 2005 Warrant Agreement

Exhibit C - Warrant Amendment Agreement

Exhibit D - Governance Agreement Amendment

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2005

                               WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                               By: WCAS VIII Associates, LLC, General Partner

                               By:/s/ Jonathan M. Rather
                               -------------------------------------------------
                                  Managing Member


                               WCAS VIII ASSOCIATES, LLC
                               By:/s/ Jonathan M. Rather
                               -------------------------------------------------
                                  Managing Member


                               WCAS CAPITAL PARTNERS III, L.P.
                               By: WCAS CP III Associates, LLC, General Partner

                               By:/s/ Jonathan M. Rather
                               -------------------------------------------------
                                  Managing Member


                               WCAS CP III ASSOCIATES, L.L.C.
                               By:/s/ Jonathan M. Rather
                               -------------------------------------------------
                                  Managing Member

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Patrick J. Welsh

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Russell L. Carson

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Bruce K. Anderson

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Thomas E. McInerney

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Robert A. Minicucci

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Anthony J. deNicola

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Paul B. Queally

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/D. Scott Mackesy

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/John D. Clark

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/James R. Matthews

                                   /s/ Jonathan M. Rather
                                   ---------------------------------------------
                                   Attorney-in-Fact/Sanjay Swani